SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET is the First Company in the World to Obtain the Exemplary Disclosure™ Certification

São Paulo, November 14, 2006 – Net Serviços de Comunicação S.A. (Nasdaq: NETC; Bovespa: NETC3 and NETC4; and Latibex: XNET), the largest Pay-TV multi-service operator in Latin America offering Broadband Internet access (“Virtua”) and voice services (“Net Fone via Embratel”), today announced that it has obtained the Exemplary Disclosure™ certification. Thus, NET has become the first company in the world to achieve such certification, strengthening its commitment to best practices in corporate governance and respect to all investors.

The Exemplary Disclosure™ concept was jointly developed by Linklaters (law firm), KPMG Assurance Services and MZ Consult (investor relations and financial communications consulting company), based on U.S. federal securities laws (such as Regulation Fair Disclosure), the rules and regulations of the U.S. Securities and Exchange Commission – SEC (i.e. Sarbanes-Oxley Act), the U.S. stock exchanges, as well as, certain local non-US security regulators (i.e. CVM). In developing the Exemplary Disclosure™ process, it was also considered the best and most relevant global corporate governance practices applied in relation to investor and analyst relations.

To lead the implantation and to initiate a select group of companies adopting the Exemplary Disclosure™ philosophy, NET has enhanced its manual for disclosure of material information and trading with its own securities, as well as has developed specific procedures for each of its processes of information disclosure and interaction with the capital markets. After approval granted by its Board of Directors, the manual was filed with the SEC and CVM, and the effective commitment to the Exemplary Disclosure™ process was revised and the independent agreed upon procedures report was prepared by KPMG.

“With this unique certification in Exemplary Disclosure™, NET reinforces its strong commitment to best practices in corporate governance and ensures full compliance with the three fundamental principles, which should underpin listed companies’ relations with the global capital markets and their investors: access to information, transparency and equal treatment” says Leonardo Pereira, Chief Financial Officer and Investor Relations Officer of NET. “The independent certification guarantees the existence of disclosure procedures and controls in the Company, as required by Sarbanes-Oxley Section 302, whose personal certificates signed by the CEO and the CFO are part of the annual report (20F form) filed with the SEC,” concludes Leonardo Pereira.

Beginning today, NET will adopt the seal “Market Relations Exemplary Disclosure” in all its information disclosures, reports and presentations to the capital markets and investor relations website. The seal has semi-annual validity (until the end of June/07) and KPMG will be responsible for performing the periodical revisions to allow for subsequent renewals.

Contact: Marcio Minoru Miyakava, phone (5511) 2111-2811 and e-mail: minoru@netservicos.com.br, www.netservicos.com.br.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.